Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2014 Unaudited Financial Results

(Beijing — August 13, 2014) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2014.

“The advancements we are making across our online and mobile games, advertising services and e-commerce businesses support our dynamic growth,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Each of our three business segments grew both sequentially and year-over-year in the second quarter with total revenue increasing by 17.2% sequentially and 22.3% year-over-year. Compared with the second quarter of 2013, revenues from our online games business increased by 13.1%, revenues from advertising services increased by 42.9%, and revenues from our e-mail, e-commerce and others segment increased by 201.5%.”

“As users exercise their preference for enhanced gaming experiences, our online games business is growing at a healthy pace, supported by both self-developed and licensed games. In the second quarter, our flagship game Fantasy Westward Journey II and its mobile version continued to enjoy strong popularity, and Mini Westward Journey, our first mobile card battle game, delivered a standout performance. Following the launch of the iPad version in April, Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™ (‘Hearthstone’) continued to thrive during the period, and in July we began to roll out Curse of Naxxramas™, the first single-player adventure for this game. We are also working closely with Blizzard Entertainment to bring their free-to-play, online team brawler Heroes of the Storm™ and their award-winning action role-playing game Diablo® III to audiences in China.”

“The introduction of fresh expansion packs for our popular existing content and the release of new and original online games remain an integral part of our growth strategy. In the second quarter, we launched new expansion packs for our self-developed games Ghost II, Tianxia III, Legend of Fairy and Kung Fu Master. Moreover, we plan to launch expansion packs and updates for Fantasy Westward Journey II, New Westward Journey Online II, New Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty II and Heroes of Three Kingdoms later this year. User feedback from small-group testing for Revelation, our 3-D oriental fantasy MMORPG that is currently under development, has been positive, and second-round testing will be initiated for the game later this month. We are on track to launch Revelation and Crisis 2015, our first-person shooter game, by the end of the year.”

“The popularity of our complementary mobile offerings continues to grow. In addition to Mini Westward Journey, in the second quarter we released two new licensed mobile games, Ninja Must Die 2 and KONAMI World Soccer Collections. In July, we launched NetEase Farm, a farm business mobile game developed in-house, and we plan to continue to release more titles in the coming months in order to further diversify our portfolio and enhance revenue contribution opportunities from mobile platforms.”

“The early integration of our mobile games such as Ninja Must Die 2 into our social messaging platform, YiChat, was well received in the second quarter. We are focusing on our ‘Fresh Social Life’ strategy, which incorporates differentiated and innovative social networking functions into YiChat. Some of our recent additions include Crowd Ask, a community-driven Q&A platform, and Rideshare, a social carpooling service. These advanced, integrated functions are attracting new users to our platform and increasing engagement with existing users. We plan to continue to implement additional key services into YiChat, such as an online payment system that we expect to add later this year.”

“Our advertising services business grew both sequentially and year-over-year with automobile, Internet services and food and beverage as the top performing sectors. In addition to strong industry demand, our advertising services benefited greatly during the quarter from our monetization efforts for our mobile applications and the 2014 FIFA World Cup. Our Mobile News Application was ranked by Internet research firm iResearch as the No. 1 mobile news application used by consumers in China in terms of time spent. Our other mobile applications, online portal and e-mail services also continue to attract new users and expand our reach within our dedicated community. As of June 30, 2014, we had more than 680 million e-mail users and approximately 200 million mobile phone mailbox users. Additionally, in the second quarter, our e-commerce services achieved remarkable revenue growth.”

“In conclusion, we plan to continue to foster our growth both organically and by exploring overseas licensing and expansion opportunities that fuel our traditional online and mobile games and other service offerings,” Mr. Ding concluded.

Second Quarter 2014 Financial Results

Revenues

Total revenues for the second quarter of 2014 were RMB2,951.9 million (US$475.8 million), compared to RMB2,519.0 million and RMB2,413.8 million for the preceding quarter and the second quarter of 2013, respectively.

Revenues from online games were RMB2,336.5 million (US$376.6 million) for the second quarter of 2014, compared to RMB2,155.6 million and RMB2,066.5 million for the preceding quarter and the second quarter of 2013, respectively.

Revenues from advertising services were RMB389.1 million (US$62.7 million) for the second quarter of 2014, compared to RMB244.7 million and RMB272.2 million for the preceding quarter and the second quarter of 2013, respectively.

Revenues from e-mail, e-commerce and others were RMB226.3 million (US$36.5 million) for the second quarter of 2014, compared to RMB118.6 million and RMB75.1 million for the preceding quarter and the second quarter of 2013, respectively.

Sales Taxes

Total sales taxes for the second quarter of 2014 were RMB184.4 million (US$29.7 million), compared to RMB153.5 million and RMB149.3 million for the preceding quarter and the second quarter of 2013, respectively. The year-over-year and quarter-over-quarter increases in sales tax were mainly due to the increase in NetEase’s total revenues.

Gross Profit

Gross profit for the second quarter of 2014 was RMB1,999.7 million (US$322.3 million), compared to RMB1,707.7 million and RMB1,697.6 million for the preceding quarter and the second quarter of 2013, respectively.

The year-over-year and quarter-over-quarter increase in online games gross profit was primarily driven by increased revenues from certain self-developed games, such as the PC and the mobile version of Fantasy Westward Journey II, NetEase’s first mobile card battle game, Mini Westward Journey, as well as Blizzard Entertainment’s Hearthstone and its iPad version.

The year-over-year increase in advertising services gross profit was primarily the result of strong demand from the automobile, Internet services and food and beverage sectors and NetEase’s monetization efforts for its mobile applications, as well as NetEase’s partnership with the national football teams of Brazil and Spain to broadcast the 2014 FIFA World Cup on NetEase’s portal and Mobile News Application. The quarter-over-quarter increase in advertising services revenues and gross profit were primarily due to the 2014 FIFA World Cup, as well as seasonality.

The year-over-year and quarter-over-quarter increase in e-mail, e-commerce and others gross profit was primarily attributable to an increase in revenue from NetEase’s e-commerce business, which was led by e-commerce services related to third-party lottery products.

Gross Profit (Loss) Margin

Gross profit margin for the online games business for the second quarter of 2014 was 77.6%, compared to a gross profit margin of 78.5% and 80.9% for the preceding quarter and the second quarter of 2013, respectively. The changes in gross profit margin were mainly due to increased revenue contribution from licensed games as a percentage of NetEase’s total online game revenues.

Gross profit margin for the advertising services business for the second quarter of 2014 was 60.9%, compared to a gross profit margin of 47.8% and 55.5% for the preceding quarter and the second quarter of 2013, respectively. The year-over-year and quarter-over-quarter increase in gross profit margin was mainly due to revenue growth.

Gross profit margin for the e-mail, e-commerce and others business for the second quarter of 2014 was 35.7%, compared to a gross profit margin of 6.7% and a gross loss margin of 21.0% for the preceding quarter and the second quarter of 2013, respectively. The year-over-year and quarter-over-quarter improvements in gross profit margin were mainly due to increased revenue from NetEase’s e-commerce services related to third-party lottery and insurance products, which have a relatively higher gross profit margin.

Operating Expenses

Total operating expenses for the second quarter of 2014 were RMB823.7 million (US$132.8 million), compared to RMB563.6 million and RMB626.0 million for the preceding quarter and the second quarter of 2013, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for e-commerce services related to third-party lottery products and advertising services promotions, most of which were related to NetEase’s Mobile News Application and the 2014 FIFA World Cup, as well as staff-related costs resulting from an increase in the number of employees and average compensation. The quarter-over-quarter increase was mainly due to increased selling and marketing expenses for e-commerce services related to third-party lottery products, advertising services, Ghost II and Mini Westward Journey, as well as higher research and development expenditures.

Income Taxes

The Company recorded a net income tax charge of RMB97.9 million (US$15.8 million) for the second quarter of 2014, compared to RMB179.6 million and RMB131.8 million for the preceding quarter and the second quarter of 2013, respectively. The effective tax rate for the second quarter of 2014 was 7.4%, compared to 13.8% and 10.8% for the preceding quarter and the second quarter of 2013, respectively. The year-over-year decrease in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the fourth quarter of 2013 and are subject to a preferential tax rate of 10% for 2014. The quarter-over-quarter decrease in the effective tax rate was mainly due to the fact that the Company recognized certain tax credits in the second quarter of 2014 related to annual tax filing benefits, most of which comprised extra tax deductions for research and development expenses approved by the tax authorities.

Net Income After Tax

Net profit for the second quarter of 2014 totaled RMB1.2 billion (US$193.8 million), compared to RMB1.1 billion and RMB1.1 billion for the preceding quarter and for the second quarter of 2013, respectively.

During the second quarter of 2014, the Company had a net foreign exchange loss of RMB20.2 million (US$3.3 million), compared to net foreign exchange gains of RMB7.1 million and RMB5.6 million for the preceding quarter and the second quarter of 2013, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.48 each for the second quarter of 2014. The Company reported basic and diluted earnings per ADS of US$1.39 each for the preceding quarter, and basic and diluted earnings per ADS of US$1.36 each for the second quarter of 2013.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

The dividend of US$0.34 per ADS for the first quarter of 2014 amounting to an aggregate of approximately US$44.4 million was paid on June 3, 2014.

The board of directors has approved a dividend of US$0.37 per ADS for the second quarter of 2014, which is expected to be paid on September 5, 2014 to shareholders of record as of the close of business on August 29, 2014.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2014, the Company’s total cash and time deposits balance was RMB19.9 billion (US$3.2 billion), compared to RMB18.6 billion as of December 31, 2013. Cash flow generated from operating activities was RMB1.2 billion (US$186.5 million) for the second quarter of 2014, compared to RMB1.7 billion and RMB1.0 billion for the preceding quarter and the second quarter of 2013, respectively. In addition, as of June 30, 2014, the Company had a loan from an offshore bank in the principal amount of US$90.0 million that was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB605.1 million, which was recognized as a short term investment.

Share Repurchase Program

In February 2014, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months.  As of June 30, 2014, no ADSs had been repurchased under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2036 on June 30, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2014, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 13, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 14, 2014). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-505-4368 (international: 1-719-457-2627), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international 1-719-457-0820), and entering passcode 3231061#. The replay will be available through August 27, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games, and web portals. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China, including World of Warcraft®, Hearthstone®: Heroes of Warcraft™, StarCraft® II, Heroes of the Storm™ and Diablo® III. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone™: Heroes of Warcraft™, Heroes of the Storm™, Diablo® III or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2013	2014	2014
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,458,298	1,668,981	269,034
Time deposits	16,625,468	17,279,611	2,785,417
Restricted cash	2,136,749	2,357,130	379,962
Accounts receivable, net	402,511	568,011	91,562
Prepayments and other current assets	1,144,272	1,237,957	199,555
Short-term investments	901,183	1,610,451	259,599
Deferred tax assets	129,282	135,972	21,918
Total current assets	22,797,763	24,858,113	4,007,047

Non-current assets:
Property, equipment and software, net	872,113	936,334	150,934
Land use right, net	11,271	11,141	1,796
Deferred tax assets	23,085	23,551	3,796
Time deposits	500,000	993,000	160,068
Other long-term assets	342,098	453,615	73,121
Total non-current assets	1,748,567	2,417,641	389,715
Total assets	24,546,330	27,275,754	4,396,762

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	219,259	255,499	41,186
Salary and welfare payables	377,117	352,556	56,831
Taxes payable	74,463	241,625	38,949
Short-term loan	975,504	2,061,188	332,257
Deferred revenue	1,481,036	1,692,148	272,769
Accrued liabilities and other payables	957,299	1,141,873	184,065
Deferred tax liabilities	148,506	106,313	17,137
Total current liabilities	4,233,184	5,851,202	943,194

Long-term payable:
Other long-term payable	144,883	74,089	11,943
Total liabilities	4,378,067	5,925,291	955,137

Total NetEase, Inc.’s equity	20,245,168	21,396,995	3,449,126
Noncontrolling interests	(76,905)	(46,532)	(7,501)
Total shareholders’ equity	20,168,263	21,350,463	3,441,625

Total liabilities and shareholders’ equity	24,546,330	27,275,754	4,396,762

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,066,540	2,155,626	2,336,498	376,636
Advertising services	272,236	244,713	389,102	62,722
E-mail, e-commerce and others	75,068	118,638	226,348	36,487
Total revenues	2,413,844	2,518,977	2,951,948	475,845
Sales taxes	(149,319)	(153,465)	(184,358)	(29,718)
Total net revenues	2,264,525	2,365,512	2,767,590	446,127

Total cost of revenues	(566,912)	(657,776)	(767,905)	(123,784)

Gross profit	1,697,613	1,707,736	1,999,685	322,343

Selling and marketing expenses	(314,761)	(223,455)	(433,494)	(69,878)
General and administrative expenses	(87,639)	(96,837)	(98,054)	(15,806)
Research and development expenses	(223,584)	(243,357)	(292,108)	(47,087)
Total operating expenses	(625,984)	(563,649)	(823,656)	(132,771)

Operating profit	1,071,629	1,144,087	1,176,029	189,572
Other income:
Investment income	10,806	10,690	10,482	1,690
Interest income	126,067	142,215	146,456	23,608
Exchange gains/ (losses)	5,630	7,123	(20,181)	(3,253)
Other, net	3,103	1,501	6,783	1,093

Net income before tax	1,217,235	1,305,616	1,319,569	212,710
Income tax	(131,808)	(179,566)	(97,936)	(15,787)

Net income after tax	1,085,427	1,126,050	1,221,633	196,923
Net loss/ (income) attributable to noncontrolling interests	9,675	(2,190)	(19,284)	(3,109)
Net income attributable to the Company’s shareholders	1,095,102	1,123,860	1,202,349	193,814

Comprehensive income	1,085,427	1,126,050	1,221,633	196,923
Comprehensive loss/ (income) attributable to noncontrolling interests	9,675	(2,190)	(19,284)	(3,109)
Comprehensive income attributable to the Company’s shareholders	1,095,102	1,123,860	1,202,349	193,814

Earnings per share, basic	0.34	0.35	0.37	0.06
Earnings per ADS, basic	8.43	8.63	9.20	1.48
Earnings per share, diluted	0.34	0.34	0.37	0.06
Earnings per ADS, diluted	8.41	8.60	9.18	1.48

Weighted average number of ordinary shares outstanding, basic	3,249,077	3,255,336	3,266,483	3,266,483
Weighted average number of ADS outstanding, basic	129,963	130,213	130,659	130,659
Weighted average number of ordinary shares outstanding, diluted	3,255,244	3,267,294	3,274,167	3,274,167
Weighted average number of ADS outstanding, diluted	130,210	130,692	130,967	130,967

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30	March 31,	June 30	June 30
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,085,427	1,126,050	1,221,633	196,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,806	38,445	34,131	5,502
Share-based compensation cost	79,389	58,013	70,378	11,344
Allowance for (reversal of) provision for doubtful debts	947	(29)	990	160
Loss (gain) on disposal of property, equipment and software	1	(23)	(22)	(4)
Unrealized exchange (gain) loss	(4,959)	(11,063)	18,071	2,913
Deferred income taxes	10,525	40,868	(90,218)	(14,543)
Net equity share of (gain) loss from associated companies	(430)	7,339	11,450	1,846
Fair value changes of short-term investments	(2,425)	(6,506)	(23,342)	(3,763)
Changes in operating assets and liabilities:
Accounts receivable	(131,097)	40,760	(207,179)	(33,396)
Prepayments and other current assets	65,962	(14,825)	(75,137)	(12,112)
Accounts payable	40,378	(8,307)	37,861	6,103
Salary and welfare payables	39,845	(77,824)	53,264	8,586
Taxes payable	(58,637)	131,582	35,581	5,736
Deferred revenue	9,422	121,056	90,056	14,517
Accrued liabilities and other payables	(124,342)	204,873	(20,335)	(3,278)
Net cash provided by operating activities	1,049,812	1,650,409	1,157,182	186,534

Cash flows from investing activities:
Purchase of property, equipment and software	(33,883)	(31,169)	(88,879)	(14,327)
Proceeds from sale of property, equipment and software	—	30	133	21
Purchase of other intangible assets	(650)	(9,148)	(3,138)	(506)
Net change in short-term investments with terms of three months or less	(650,000)	(140,000)	314,161	50,642
Purchase of short-term investments	(80,000)	(405,127)	(1,059,190)	(170,738)
Proceeds from maturities of short-term investments	220,000	—	610,736	98,449
Transfer to restricted cash	(8,276)	(77,221)	(143,159)	(23,077)
Placement/rollover of matured time deposits	(4,668,529)	(6,417,582)	(5,533,779)	(892,027)
Proceeds from maturities of time deposits	3,734,349	7,022,435	3,797,651	612,169
Net change in other assets	(5,508)	(14,135)	(85,044)	(13,709)
Net cash used in investing activities	(1,492,497)	(71,917)	(2,190,508)	(353,103)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30	March 31,	June 30	June 30
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	1,769,559	277,110	44,669
Payment of short-term bank loan	—	(975,504)	—	—
Proceeds from employees exercising stock options	1,961	—	2,047	330
Capital contribution from non-controlling interests	—	100	10	2
Dividends paid to shareholders	—	(1,122,151)	(274,031)	(44,173)
Net cash provided by/ (used in) financing activities	1,961	(327,996)	5,136	828

Effect of exchange rate changes on cash held in foreign currencies	(812)	4,215	(15,838)	(2,553)
Net (decrease)/ increase in cash and cash equivalents	(441,536)	1,254,711	(1,044,028)	(168,294)
Cash and cash equivalents, beginning of the period	1,805,016	1,458,298	2,713,009	437,328
Cash and cash equivalents, end of the period	1,363,480	2,713,009	1,668,981	269,034

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	176,728	80,909	130,480	21,033
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	18,410	6,067	36,193	5,834

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,066,540	2,155,626	2,336,498	376,636
Advertising services	272,236	244,713	389,102	62,722
E-mail, e-commerce and others	75,068	118,638	226,348	36,487
Total revenues	2,413,844	2,518,977	2,951,948	475,845

Sales taxes:
Online game services	(117,479)	(123,113)	(132,402)	(21,343)
Advertising services	(27,405)	(24,121)	(38,856)	(6,263)
E-mail, e-commerce and others	(4,435)	(6,231)	(13,100)	(2,112)
Total sales taxes	(149,319)	(153,465)	(184,358)	(29,718)

Net revenues:
Online game services	1,949,061	2,032,513	2,204,096	355,293
Advertising services	244,831	220,592	350,246	56,459
E-mail, e-commerce and others	70,633	112,407	213,248	34,375
Total net revenues	2,264,525	2,365,512	2,767,590	446,127

Cost of revenues:
Online game services	(372,543)	(437,794)	(493,713)	(79,585)
Advertising services	(108,892)	(115,117)	(137,041)	(22,091)
E-mail, e-commerce and others	(85,477)	(104,865)	(137,151)	(22,108)
Total cost of revenues	(566,912)	(657,776)	(767,905)	(123,784)

Gross profit (loss):
Online game services	1,576,518	1,594,719	1,710,383	275,708
Advertising services	135,939	105,475	213,205	34,368
E-mail, e-commerce and others	(14,844)	7,542	76,097	12,267
Total gross profit	1,697,613	1,707,736	1,999,685	322,343

Gross profit (loss) margin:
Online game services	80.9%	78.5%	77.6%	77.6%
Advertising services	55.5%	47.8%	60.9%	60.9%
E-mail, e-commerce and others	(21.0)%	6.7%	35.7%	35.7%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2036 on the last trading day of June 2014 (June 30, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	42,020	31,315	36,144	5,826
Operating expenses
- Selling and marketing expenses	4,432	3,852	4,771	769
- General and administrative expenses	12,358	8,387	9,611	1,549
- Research and development expenses	20,579	14,459	19,852	3,200

The accompanying notes are an integral part of this press release.